82-2142

04 FEB 25 AM 7:21

invensys

RLS Admin/Letters/2004/0013

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

04010096

18 February 2004

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully,

John R W Clayton
Company Secretary

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

Copy to: Mr. S. Ahmad
Mr. M. Downing

dlw 2/26

"emailalert@hemscott.co.uk" <emailalert
18/02/2004 16:16

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys

RNS Number:5755V
Invensys PLC
18 February 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Wellington Management Company, LLP

3) Please state whether notification indicates that it is in
respect
of holding of the shareholder named in 2 above or in respect of
a
non-beneficial interest or in the case of an individual holder
if it
is a holding of that person's spouse or children under the age
of 18

The shareholder named in 2 above holds the interest as
discretionary investment manager for, and solely to the
benefit
of, various Accounts

4) Name of the registered holder(s) and, if more than one holder,
the
number of shares held by each of them

The shares in which Wellington Management Company, LLP has
an
interest are registered in the name of various Accounts or
the
Accounts' custodians or nominees according to their
respective
holdings

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

17 February 2004

11) Date company informed

18 February 2004

12) Total holding following this notification

133,282,781

13) Total percentage holding of issued class following this notification

3.81%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213539

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 18 February 2004

END

HOLSFIFIASLSEIE